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REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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January 31, 2019

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Molecular Data Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Molecular Data Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.00005 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the nonpublic draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

January 31, 2019

Financial Statements

The Company has included in this submission its audited consolidated financial statements and selected financial information as of December 31, 2017 and for the year ended December 31, 2017, and unaudited interim consolidated financial statements and selected financial information as of September 30, 2018 and for the nine months ended September 30, 2017 and 2018.

The Company has omitted its 2016 annual financial information that the Company reasonably believes will not be required to be included in the registration statement on Form F-1 at the time of its contemplated initial public offering in 2019, in accordance with the Commission’s Compliance and Disclosure Interpretations relating to the Fixing America’s Surface Transportation Act dated August 17, 2017, and has also omitted the selected financial information for the years before 2017. The Company will evaluate whether it qualifies as “emerging growth company” once its audited financial statements for the year ended December 31, 2018 becomes available and will continue to comply with the financial statement and disclosure requirements under the relevant applicable rules and regulations by the Commission.

Waiver of the Requirement of Item 8.A.4 of Form 20-F

The Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.”

In connection with this request, the Company represents to the Commission that: (i) the Company is not currently a public reporting company in any jurisdiction; (ii) the Company is not required by any jurisdiction outside the United States to prepare, and has not prepared, consolidated financial statements audited under any generally accepted auditing standards for any interim period; (iii) compliance with Item 8.A.4 of Form 20-F at present is impracticable and involves undue hardship for the Company. Moreover, the Company undertakes that, prior to the Company distributing a preliminary prospectus to investors, it will amend the registration statement on Form F-1 to include the Company’s audited consolidated financial statements as of December 31, 2018 and for the year ended December 31, 2018.

*        *        *

Draft Registration Statement

Securities and Exchange Commission

January 31, 2019

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Henry Song, partner at Ernst & Young Hua Ming LLP, by telephone at +86 21 2228 2054 or via email at henry.song@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours, /s/ Z. Julie Gao
Z. Julie Gao

cc:	Dongliang Chang, Founder and Chairman of the Board of Directors,
Molecular Data Inc.
Zheng Wang, Chief Executive Officer, Molecular Data Inc.
Qiaoqiao Sun, Financial Officer, Molecular Data Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Henry Song, Partner, Ernst & Young Hua Ming LLP
Li He, Esq., Partner, Davis Polk & Wardwell LLP